Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

March 31, 2005

3.

News Release

March 31, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. is pleased to announce that it has completed the closing of an expedited private placement, raising gross proceeds of $100,000 US, subject to TSX Venture Exchange final approval.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) announced today that it has completed the closing of an expedited private placement, raising gross proceeds of $100,000 US, subject to TSX Venture Exchange final approval.  The proceeds from the placement will be used to enhance marketing and training programs, software development and working capital.  The private placement consisted of the issuance of 1,000,000 Common Shares and 500,000 Warrants.  The Warrants are exercisable at $0.15 US ($0.18 CDN) on or before February 28, 2006.  The securities issued under the private placement are subject to a four-month hold period.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

March 31, 2005